Exhibit (a)(9)

FOR IMMEDIATE RELEASE

Contact:

Brad Wilks

Sard Verbinnen & Co

(312) 895-4740

Special Committee of Board of Directors of Sauer-Danfoss Inc. Evaluates

Danfoss’ Latest Tender Offer in Light of Preliminary First Quarter Results

Ames, Iowa, USA — April 15, 2010 — The Special Committee (“the Committee”) of the Board of Directors of Sauer-Danfoss Inc. (NYSE: SHS) (“the Company”) announced today that management of the Company has informed the Committee that preliminary first quarter financial results were stronger than expected.  Preliminary first quarter results include total sales of $387 million, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted to exclude one-time charges, of $75 million and earnings before interest and taxes (EBIT), adjusted to exclude one-time charges, of $50 million.  Management of the Company also informed the Committee that it has preliminarily increased its forecast for total sales for full year 2010 to $1.40 billion from $1.34 billion and is evaluating the appropriate increase to its forecasts for EBITDA and EBIT for the full year.  The original forecasts were included in the tender offer materials filed with the Securities and Exchange Commission under cover of a Schedule TO on March 10, 2010 by Danfoss A/S (“Danfoss”), the Company’s majority stockholder, in connection with Danfoss’ tender offer for all the outstanding shares of the Company’s common stock not already owned by Danfoss and its affiliates.  On April 9, 2010, Danfoss increased the per share price it is offering to pay in the tender offer from $13.25 to $14.00 in cash.

The Special Committee is considering these preliminary first quarter results and the impact such preliminary results may have on its previous recommendation that the Company’s stockholders accept Danfoss’ offer and tender their shares of the Company’s common stock in the offer.  Accordingly, the Committee advises stockholders not to rely or act upon its earlier recommendation.  Lazard Frères & Co, LLC, the Special Committee’s financial advisor, has indicated to the Special Committee that it does not yet have sufficient financial information about the Company’s first quarter results or the new financial forecasts to evaluate their impact on its financial analysis or to establish a current view on the offer.

Important Information about the Tender Offer

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) and a Transaction Statement on Schedule 13E-3 filed by Danfoss and the Purchaser with the SEC on March 10, 2010, as amended.  In addition, on March 19, 2010, Sauer-Danfoss filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and a Transaction Statement on Schedule 13E-3 with respect to the Offer.  Danfoss’ Tender Offer Statement on Schedule TO (and related materials) and Transaction Statement on Schedule 13E-3 and Sauer-Danfoss’

Solicitation/Recommendation Statement on Schedule 14D-9 and Transaction Statement on Schedule 13E-3, each as amended, contain important information that stockholders should read carefully before making any decision with respect to the Offer. These materials may be obtained at no charge upon request to The Altman Group, the information agent for the tender offer, at (877) 896-3190 (toll free).  In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at http://www.sec.gov and at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

About Sauer-Danfoss

Sauer-Danfoss Inc. is a worldwide leader in the design, manufacture, and sale of engineered hydraulic, electric and electronic systems and components for use primarily in applications of mobile equipment.  Sauer-Danfoss, with 2009 revenues of approximately $1.2 billion, has sales, manufacturing, and engineering capabilities in Europe, the Americas, and the Asia-Pacific region.

More details online at www.sauer-danfoss.com.

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